

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Gregory Vizirgianakis
Chief Executive Officer
Medinotec Inc.
Northlands Deco Park
10 New Market Street
Stand 299 Avant Garde Avenue
North Riding 2169

> **Re: Medinotec Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 2, 2022**
> **File No. 333-265368**

Dear Gregory Vizirgianakis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

1.   We note your revisions to this section, particularly the change to tabular form and your comparisons of financial information for different periods and entities. Please revise to "[p]rovide the analysis in a format that facilitates easy understanding and that supplements, and does not duplicate, disclosure already provided in the filing," as provided in Instruction 3 to Item 303(b) of Regulation S-K.

Medinotec Incorporated Group
Unaudited Notes to Financial Statements
Note 12 - Business Acquisitions
Acquisition of DISA Medinotec Proprietary Limited, page F-44

2.   We have considered your response to our prior comment 4, including your management discussion of results on page 75 and we re-issue our comment. It does not appear that your financial statements for the prior comparative period ended August 31, 2021 reflects the combined results of all entities starting at the beginning of the period, which is March 1, 2021, as required by ASC 805-50-45-5. During the interim periods presented, the control of entities had not changed and thus the retroactive presentation of prior periods as if such structure existed at that time is required. As such, the interim financial statements should reflect DISA, the operating company, starting on March 1, 2021 through August 31, 2021, combined with the results of the parent starting on April 26, 2021, the date of formation. Please revise your interim financial statements accordingly and clearly disclose that the financial information of previously separate entities are combined.

In addition, please revise your Management Discussion on page 75 to address these combined results. As such, pro forma presentation would not be required.

You may contact Gary Newberry at (202) 551-3761 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Alan Campbell at (202) 551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Scott Doney, Esq.